                                             :
                                             :
          IN THE MATTER OF                   :
                                             :
     ALLEGHENY ENERGY, INC. et al.           :
                                             :    CERTIFICATE
          File No. 70-8491                   :    PURSUANT TO RULE 24
                                             :    FOR THE YEAR ENDED
       (Public Utility Holding               :    DECEMBER 31, 1997
        Company Act of 1935)                 :
                                             :
                                             :


          As of December 31, 1997, AYP Capital, Inc., through
Envirotech, had made investments and security transactions as outlined on Exhibit A, attached hereto.

          The Balance Sheet and Statement of Income for AYP
Capital for the year ended December 31, 1997 are also included as a part of this filing.

                                        AYP CAPITAL, INC.

                                        By /s/ Carol G. Russ
                                               Carol G. Russ
                                               Counsel

Dated:  June 30, 1998

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                                                   Exhibit A

1) A description of the nature of each of the Envirotech Partnership's investments and the cost of AYP Capital's 9.9% interestf:


Company                  Investment Date        Description                       Cost

Active Power, Inc.       May 1996               Flywheel energy storage systems
                                                  for UPS applications            $1,800,003

AutomationSolutions      December 1996          Machine automation and control    $2,036,986
  International LLC                               systems

Cycloid Company          June 20, 1996          Designs, markets and manufactures
                                                  a tire inflation system         $1,375,912

Inframetrics, Inc.       September 30, 1996     Thermography systems and
                                                  thermal imagers                 $1,063,979

Lightware, Inc.          June 1997              Manufactures ultraportable LCD
                                                  multimedia projectors           $1,350,000

NSA Engineering, Inc.    July 1997              Underground engineering software
                                                  and services                    $   342,858

OK International, Inc.   November 1996          Surface mount technology,
                                                  solder/desolder tools and
                                                  industrial equipment            $1,785,999

Progressive System       January 1996           Automated handling equipment for
  Technologies, Inc.                              semiconductor and flat panel
                                                  industries                      $1,146,225

Valdor Fiber Optics,     June 1997              Fiber optic connectors            $  574,974
  Inc.

2)   Detail of the receipt and disposition of each security received by AYP
     Capital as an in-kind distribution during the reporting period:

The following company was divested in November 1997 with proceeds reinvested in Envirotech.

     Company             Investment Date         Description                      Cost

Revolve Technologies,    June 1996               Compressor seals, magnetic
  Inc.                                             bearings                       $  372,482
